Exhibit 99.1

FLY Leasing Limited June 2014

Page 1 Caution Concerning Forward - Looking Statements This presentation contains "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Fly Leasing Limited’s (FLY) future business and financial performance, and for the aviation industry . Forward - looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict . Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks . Further information on the factors and risks that may affect our business is included in filings we make with the Securities and Exchange Commission from time to time, including our Annual Report on Form 20 - F and our Reports on Form 6 - K . FLY undertakes no obligation to update any forward - looking statement, whether as a result of new information, future developments or otherwise .

Page 2 Total Revenues $91.3 Total Assets $3,659.4 Net Income 3.6 Total Liabilities 2,918.8 Earnings per share $0.07 Total Equity 740.6 Adjusted Net Income (3) 5.1 Cash and Cash Equivalents 386.5 Adjusted Net Income (3) per share $0.12 Total Borrowings 2,505.3 FLY at a Glance (1) As of March 31, 2014. Since then, FLY has acquired seven aircraft and sold seven aircraft. (2) Weighted by net book value. (3) See appendix for definition and reconciliation to net income. As of and For the Three Months Ending March 31, 2014 ( Unaudited, $ in millions except per share data) History Completed IPO in 2007; headquartered in Dublin, Ireland Portfolio 117 aircraft predominantly popular , fuel efficient technology (1) Customers 63 Airlines in 33 Countries (1) Lease Profile 4.2 years average remaining lease term (1) (2) Ownership 8%+ owned by insiders Management Team Long - tenured team with established track record

Page 3 Investment Decisions Driven by Shareholder Focus Well capitalized to acquire aircraft accretive to EPS and cash flow Committed to returning capital to shareholders Consistent track record of selling older aircraft at gains Flexible approach to debt financing to take advantage of the most efficient markets

Page 4 Attractive Portfolio of Leased Aircraft (1) As of 3/31/2014. FLY has subsequently acquired seven aircraft, including six B737 - 800s and one A319 - 100 and sold seven aircraft, including one B737 - 800, four B737 - 700s and two A319 - 100s. (2) Includes one freighter. (3) One A330 - 200, one A340 - 300, two A340 - 600s, one B747 - 400, one B767 - 300ER, one B777 - 300ER and one B787 - 8. (4) For aircraft owned as of 3/31/2014. Does not include two aircraft sold in Q2 as well as two aircraft with 2014 expiries sched ule d to be sold. 1 23 13 21 55 2014 2015 2016 2017 2018 and Beyond Modern Fleet (1) Aircraft Type # of Aircraft % of NBV A320 Family 47 33% B737 Next Generation Family 50 45% B737 Freighter 1 0% B757 (2) 11 5% Widebody (3) 8 17% Total 117 100% Attractive Lease Maturity Profile (4)

Page 5 Diversified, Global Customer Base Lessee Country % of Revenue (1) Chile 8% China 5% UK 4% USA 4% USA 4% Turkey 4% Mexico 3% India 3% UK 3% Thailand 3% Top 10 Lessees 41% (1) As a percent of total annualized contracted revenue as of March 31, 2014. Diversified Lessees – 63 Airlines in 33 Countries Region % of Revenue (1) Europe 41% India, Asia & South Pacific 26% North America 13% Latin & South America 15% Middle East & Africa 5%

Page 6 Stable and Growing Dividend Enhances Shareholder Value Declared 26 consecutive quarterly dividends since IPO in 2007 Cumulative Dividends Per Share Since Inception $2.20 $3.00 $3.80 $4.60 $5.46 $6.37 $6.62 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 $7.00 2008 2009 2010 2011 2012 2013 YTD 2014 • Current annual dividend of $1.00 per share • $0.25 per share per quarter • Next quarterly dividend will be payable in August 2014

FLY's Acquisition Strategy

- Not reliant on any single origination channel
- No speculative, unplaced orders with manufacturers

Young Narrowbodies

- Primary growth driver
- Large, established operating base
- Liquid assets for trading
- Predictable residual values

Focus: B737-800s & A320s

Select Widebodies

- Limited appetite, no more than 25% of fleet value
- High quality credits and long-term leases
- Attractive financing options
- Marginally higher yields

Focus: A330s, B777 & B787

Mid-Aged Aircraft

- Higher cash flow and higher overall return expectations
- BBAM origination advantage
- Not interested in the part-out business

Focus: B737-800s & A320s

Page 7

FLY Leasing

Page 8 3.2 4.3 0 1 2 3 4 5 2012 2013 2013 Acquisitions & Sales Improved Portfolio Metrics (1) Years Years Average Age Average Remaining Lease Term (9%) 34% Contracted Annualized Rents Top 10 Lessees as a % of Rentals $326 $371 200 250 300 350 400 2012 2013 $ in millions 14% 44.0% 40.6% 35.00% 37.00% 39.00% 41.00% 43.00% 45.00% 47.00% 49.00% 2012 2013 (8%) 9.4 8.6 5 6 7 8 9 10 2012 2013 (1) As of December 31, 2012 and 2013.

Page 9 FLY is Executing its Growth Strategy in 2014 Number of Aircraft 4 Total Acquisition Costs $82m Avg. Remaining Lease Term 2.8 yrs Number of Lessees 4 Number of Countries 4 Annualized Rents $12m Q1 Acquisitions (1) Number of Aircraft 7 Total Acquisition Costs $226m Avg. Remaining Lease Term 6.6 yrs Number of Lessees 6 Number of Countries 6 Annualized Rents $24m Q2 Acquisitions To Date (1) Number of Aircraft 7 Total Acquisition Costs $464m Avg. Remaining Lease Term 11.1 yrs Number of Lessees 3 Number of Countries 3 Annualized Rents $48m Identified Pipeline (1) (1) Information updated as of June 20, 2014. Average age and average remaining lease term weighted based on aircraft acquisit ion cost and calculated as of the time of acquisition. • Strong pipeline of acquisition opportunities • Over $770 million of aircraft acquired and identified for 2014 • Average age of 2.7 years and average remaining lease term of 8.9 years (1)

Page 10 $11.4 $13.4 $9.1 $8.4 $6.3 $11.4 $11.4 $24.8 $33.9 $42.3 $48.6 2008 2009 2010 2011 2012 2013 Annual Gains Cumulative Gains # of A/C Sold 2 -- 4 2 4 10 Avg. Age of A/C Sold 12.9 -- 11.0 6.8 13.7 13.6 Premium to NBV of A/C Sold 39% -- 16% 9% 12% 11% • Through March 31, 2014: • FLY sold 22 aircraft for $ 48.6 million above net book value • Average age of aircraft sold is 12.5 years • Sales price p remium to NBV of aircraft sold since inception: 14% • FLY has since sold one 2011 B737 - 800, two 1998 B737 - 700s , two 2002 B737 - 700s, and two 2000 A319s all at a premiums to net book value (1) Annual Net Gains of Aircraft Sold ($ in millions) FLY Consistently and Profitably Monetizes Aircraft (1) Includes two A319 - 100s sold in Q2 2014 that will result in a gain in debt extinguishment.

Page 11 2013 Capital Markets Execution • Sold $300m of unsecured senior notes due in 2020 • Successful first time issuance Unsecured Debt • Upsized by $105 million • Extended maturity to 2019 Term Loan B • Upsized by $200 million • Extended availability period and maturity by two years • Reduced margin by 0.50% Warehouse Facility • Extended maturity to 2018 / 2020 • Reduced interest expense • Triggered gain on restructuring HBOS / CBA facility • Raised $350 million of one - off debt • Used to finance 8 aircraft One - Off Debt • Raised $173 million of new capital through a follow - on issuance Equity

Page 12 Target leverage in the 3.0x – 4.0x range depending on market conditions, financing availability and asset trading activity FLY’s Leverage is at Historically Low Levels 2.7x 5.1x 3.6x 2.9x 2.9x • Debt is secured and long - dated — liability structure matches asset characteristics • Debt amortizes more quickly than assets depreciate — provides organic deleveraging • De - leveraging plan does not require significant equity contributions • Much of the debt is non - recourse • Financing vehicles actively managed to reduce or eliminate interest rate risk • No significant debt maturities until 2018 (1) Defined as total debt less unrestricted cash divided by shareholders’ equity. Net Debt / Equity Ratio (1) Acquisition of 49 aircraft portfolio

Page 13 Capital Structure & Liquidity Summary FLY’s Capital Structure • Unrestricted cash of $387 million at March 31, 2014 • Total unencumbered aircraft assets of $121m • Net debt to equity ratio of 2.9x ($ in millions) 3/31/2014 12/31/2013 Unrestricted cash and cash equivalents $387 $404 Debt O / S Rate O / S Rate Maturity Securitization $578 3.55% $593 3.63% 2033 2012 Term Loan 469 4.50% 475 4.50% 2019 Nord LB Facility 443 4.15% 452 4.15% 2018 HBOS / CBA Debt 159 5.08% 162 4.91% 2014-2020 Bank Debt Facilities 481 4.71% 490 4.71% 2014-2025 Aircraft Acquisition Facility 125 4.15% 127 4.16% 2018 Unamortized Discounts (42) (45) Total Secured Debt $2,213 4.25% $2,254 4.26% 2020 Senior Notes 300 6.75% 300 6.75% 2020 Unamortized Discounts (8) (8) Total Unsecured Debt $292 6.75% $292 6.75% Total Debt 2,505 4.55% 2,546 4.55% Shareholders' Equity 741 748 Total Capitalization $3,246 $3,294 Net Debt to Equity 2.9x 2.9x Secured Debt to Total Debt 88% 89% Total Debt to Total Capitalization 77% 77%

Appendix 1 — BBAM Overview

Page 15 BBAM Overview Source: AirFinance Journal, 2014. Leading Aircraft Lessors • Founded in 1989 • World’s third largest lease manager of aircraft with 400+ aircraft under management • Acquired by management team and FLY in April 2010 • Onex purchased a 50% interest in BBAM in December 2012 • 120 employees in nine offices worldwide • The core management team has been together through several cycles (including 9/11, SARS and financial crisis) • BBAM is an asset management company, originating and managing aircraft for two primary pools of capital: - FLY Leasing Limited (“NYSE: FLY”) - Nomura Babcock & Brown (“NBB”), a wholly - owned subsidiary of Nomura Securities $33.9 $33.6 $12.3 $9.4 $8.9 $7.4 $7.3 $6.9 $5.9 $4.8 $0 $5 $10 $15 $20 $25 $30 $35 $40 GECAS AerCap BBAM SMBC BOC AWAS CIT Air Lease ACG Avolon Fleet Value in $ Billions

Page 16 BBAM — Global, Full Service Platform • No outsourcing – each driver of aircraft investment returns led by senior BBAM personnel with dedicated teams • 120 professionals in nine offices covering all target regions • Dedicated in - house professional staff providing a comprehensive platform DRIVERS OF AIRCRAFT INVESTMENT RETURN Origination & Re - Marketing Technical & Asset Management Corporate Finance & Capital Markets Finance, Accounting, Tax, Contracts & Investor Reporting Legal Steve Zissis Declan Cotter Wesley Dick Rob Tomczak Vince Cannon 17 Professionals 20 Professionals 6 Professionals 62 Professionals 15 Professionals

Page 17 Representative Global Reach Americas Asia - Pacific Africa / Middle East Europe A Sample of BBAM’s Airline Relationships

Appendix 2 — Adjusted Net Income Definition

Page 19 Adjusted Net Income FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, non - cash share - based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting . Management believes that Adjusted Net Income provides useful information about operating performance and period - over - period comparisons . It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non - recurring items of income and expense affecting current period results . (Dollars in thousands, except per share data) Three month period ended Mar. 31, 2014 (Unaudited) Net Income 3,563$ Add (less); Ineffective portfion of cash flow hedges (65) Non-cash share-based compensation (56) Adjustments related to GAAM Portfolio acquisition: Amortization of fair value adjustments recorded in purchase accounting 1,929 Income tax effects (234) Adjusted Net Income 5,137$ Weighted average diluted shares outstanding 41,393,731 Adjusted Net Income per share 0.12$